L House, Mexico Jesús González Energy and Sustainability Exhibit 9

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, as well as any inherent risk to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the availability of short-term credit lines, assisting in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions including disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements , including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements, after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Energy is one of the most important costs for CEMEX $1.6 B 13% 22% 19% Information as of 2018

Despite higher prices, energy strategy has paid off 122% 153% 158% 161% 191% 168%

Hedging strategy has reduced volatility For 2019, about 40% of our energy expenditure is fixed CEMEX energy pricing structure (2019) 24% 54% 46%

Fuel mix for cement is constantly evolving, always in search of the lowest-cost and most sustainable… 40% Biomass Our alternative fuel strategy has generated ~$1.3 B in savings1 since 2006 1) Savings estimated considering the fossil fuel mix that would have been consumed in the absence of alternative fuels

Implementing a comprehensive CO2 reduction strategy 7.9 M tons of avoided CO2 emissions vs. 1990 baseline, equivalent to the electricity use of 1.4 M homes in one year Specific net CO2 emissions 2018 vs.1990 (kg CO2/ton cementitious) -21.6% Alternative fuels (with biomass content) Main CO2 reduction levers moving forward Outlook in Europe ETS - Phase IV runs from 2021 to 2030 - Enough CO2 allowances to cover us through 2030 Lower clinker factor (alternative raw materials) Low temp. clinker, low CO2 clinker & other novel technologies

Best performance in Health & Safety 0 Employee fatalities First year ever with zero employee fatalities LTI: Lost time injuries Employee LTI frequency rate (LTI per million hours worked) 96% of our operations were injury-free in 2018

Proactive sustainability strategy recognized by ESG indexes Created a Board Sustainability Committee in 2014, it meets quarterly EVP of Sustainability & Operations Development created in 2017 Manage and report our business on an integrated basis since 2016 Portfolio of products and services for sustainable construction & urban development Proactive climate change strategy & renewable energy supply Robust environmental management to minimize air emissions, waste and water consumption High impact social programs to improve welfare of communities

L House, Mexico